EXHIBIT 10

Chunghwa  Telecom

February 10, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2012

1)               Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Jan	Invoice amount	18,246,270	12,126,374	(+)6,119,896	(+)50.47%

Jan	Invoice amount	18,246,270	12,126,374	(+)6,119,896	(+)50.47%

Jan	Net sales	16,825,007	16,205,597	(+)619,410	(+)3.82%

Jan	Net sales	16,825,007	16,205,597	(+)619,410	(+)3.82%

b                  Trading purpose : None